Exhibit 99.1
AMENDMENT NO. 2
TO THE
SPECIALTY UNDERWRITERS’ ALLIANCE, INC.
PARTNER AGENT PROGRAM AGREEMENT
     This amendment (“Amendment”) is made and entered into as of the 14th day of July, 2006 (“Effective Date”) by and between Appalachian Underwriters, Inc. (“Partner Agent”) and Specialty Underwriters’ Alliance, Inc. and its property and casualty insurance subsidiaries and affiliates (collective, the “Company”), and amends the PARTNER AGENT PROGRAM AGREEMENT (“Agreement”), entered into by the parties on October 11, 2005, as amended. Any terms defined in the Agreement and used herein shall have the same meaning in this Amendment as in the Agreement. In the event that any provision of this Amendment and any provision of the Agreement are inconsistent or conflicting, the inconsistent or conflicting provision of this Amendment shall be and constitute an amendment of the Agreement and shall control, but only to the extent that such provision is inconsistent or conflicting with the Agreement. Any capitalized terms not defined herein shall be defined as in the Agreement.
     Now, therefore, in accordance with Section IX, D of the Agreement and in consideration of the mutual agreements and covenants hereinafter set forth, the parties wish to amend the Agreement as follows:
1.	The following provision shall be added under Section IX. General Provisions:
K. Unless otherwise agreed to in writing by both parties, each party agrees that during this Agreement and for a period of one (1) year after the termination or expiration of this Agreement, it shall not directly or indirectly recruit, solicit or hire any employee of the other party, or induce or attempt to induce any employee of the other party to discontinue his or her employment relationship with the other party.
2.	The word “treaty” shall be deleted from Exhibit B, Legend, Table 1, Line 1.

3.	The following clause shall be deleted in its entirety from Exhibit B, Legend, Table 1, Line 1.:
     “specifically related to Eligible Business purchased by the Company for the Profit Sharing Year.”
4.	Exhibit B, Legend, Table 1, Line 15. shall be deleted in its entirety and replaced with the following:
     “Profit Sharing Factor shall be 50%. A minimum total Eligible Written Premium of twenty million dollars ($20,000,000) and minimum program Eligible Written Premium of five million dollars ($5,000,000) for each program must be achieved during the Profit Sharing Year to be paid out under the profit sharing calculation. The profit sharing calculation will be completed regardless of whether Partner Agent meets its minimum requirements.”
5.	The following sentence shall be deleted in its entirety from Exhibit B, Other Defined Terms used in this Agreement, Paragraph B:
     “Notwithstanding the foregoing, the Initial Profit Sharing Year of this Agreement shall be from the Effective Date to December 31st following the Initial December Date if the Effective Date is between April 1 and December 31st. Subsequent Profit Sharing Years, if any, shall be January 1st to December 31st.”
     This Amendment may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.
     This Amendment shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the law of the State of Delaware without regard to principles of conflicts of laws that would require application of the law of a jurisdiction other than the State of Delaware.
     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed on their behalf by their duly authorized officers as of the day, month and year above written.

SPECIALTY UNDERWRITERS’ ALLIANCE, INC.

BY: NAME:	/s/ William S. Loder William S. Loder
TITLE:	Senior Vice President, Chief Underwriting Officer

APPALACHIAN UNDERWRITERS, INC.

BY: NAME:	/s/ Robert J. Arowood Robert J. Arowood
TITLE:	President